IMAGE OMITTED

Writer's Direct Number	Writer's E-mail Address

212.756.2208	david.rosewater@srz.com

January 14, 2013

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington, D.C. 20549

Re:	SandRidge Energy, Inc. ("SandRidge" or the "Company") Revised Preliminary Consent Statement On Schedule 14A Filed January 7, 2013 by TPG-Axon Partners, LP, Dinakar Singh, et al. File No. 001-33784

Dear Mr. Hindin:

On behalf of TPG-Axon Partners, LP, TPG-Axon Management LP, TPG-Axon Partner GP, L.P., TPG-Axon GP, LLC, TPG-Axon International, L.P., TPG-Axon International GP, LLC, Dinakar Singh LLC and Dinakar Singh (collectively, "TPG-Axon"), Stephen C. Beasley, Edward W. Moneypenny, Fredric G. Reynolds, Peter H. Rothschild, Alan J. Weber and Dan A. Westbrook (collectively, together with Dinakar Singh, the "Nominees" and, together with TPG-Axon, the "Filing Persons"), we are responding to your letter dated January 11, 2013 (the "SEC Comment Letter") in connection with the Revised Preliminary Consent Statement on Schedule 14A filed on January 7, 2013 (the "Revised Preliminary Consent Statement"). We have reviewed the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, TPG-Axon is filing a second revised Preliminary Consent Statement on Schedule 14A (the "Second Revised Consent Statement"). The Second Revised Consent Statement reflects revisions made to the Revised Preliminary Consent Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Revised Preliminary Consent Statement, while the page numbers in the responses refer to pages in the Second Revised Consent Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Second Revised Consent Statement.

For your convenience, we are emailing to your attention copies of the Second Revised Consent Statement, including a copy marked to show the changes from the Revised Preliminary Consent Statement.

In addition, please note that we have changed the peer companies referenced in the Second Revised Consent Statement to match the peer companies selected by the Company in its consent revocation statement. Set forth in Exhibit A is the data supporting the statements made in the Second Revised Consent Statement with respect to the new group of peer companies. We have also included in Exhibit B supplemental support for the new statements made in the section titled "REASONS FOR OUR SOLICITATION" with respect to the Company's NAV, book value and compensation history.

General

1.	We note your response to prior comment 1. We also note that a significant number of articles found at the highlighted list of URLs contained on the TPG-Axon sponsored website either quote statements made by Dinakar Singh or paraphrase or refer to points made by Mr. Singh, all of which relate to the Filing Persons’ consent solicitation, and some of which have been previously filed as soliciting material, e.g. Mr. Singh’s November 30, 2012 letter to the Company’s board. Notwithstanding the Filing Person’s efforts to conform the TPG-Axon sponsored website to the guidance provided in the 2000 Electronics Release, we believe that when the Filing Persons initially added or subsequently supplemented the list of URLs to the website and publicly announced such additional postings to the website, such URLs served to republish Mr. Singh’s prior statements, effectively reviving his past communications as current solicitations and requiring such statements be filed as current soliciting materials on the date such URLs were posted on the website. As such, please immediately file as soliciting materials those portions of the print media that repeat, paraphrase or refer to Mr. Singh’s statements and that pertain to the Filing Person’s consent solicitation. Similarly, for those URLs that refer to recorded broadcasts of Mr. Singh interviews, please reduce to writing those portions of the recorded broadcasts containing statements from Mr. Singh that relate to the consent solicitation and file such transcription as soliciting material. In the future, if any additional URLs to print or broadcast media are posted to the TPG-Axon sponsored website, and such media contains statements from any Filing Person that would constitute a solicitation if such Filing Persons had directly published, sent or given such statements to stockholders, please ensure that the Filing Persons file with the Commission such statements as soliciting material no later than the date the URLs are posted on the website. Refer to Exchange Act Rules 14a-6(o) and 14a-12.

In response to your comment, the Filing Persons will file under the cover of Schedule 14A as soliciting materials (i) those portions of the print media referred to on the TPG-Axon-sponsored website that repeat, paraphrase or refer to Mr. Singh's statements and pertain to the Filing Persons' consent solicitation and (ii) transcriptions of Mr. Singh's statements relating to the consent solicitation made during the recorded broadcasts referred to on the TPG-Axon-sponsored website.

2.	We remind you of TPG-Axon’s obligation that any and all soliciting materials comply with the requirements of Regulation 14A, including Exchange Act Rule 14a-9. Please ensure that the content of all soliciting materials comply with Rule 14a-9 and comments 7 and 8 of our letter dated January 3, 2012. If TPG-Axon cannot provide a reasonable foundation supporting the statements to be filed in response to our preceding comment, such future filings should also include corrective disclosure clarifying any insupportable statements.

In response to your comment, TPG-Axon acknowledges that any and all soliciting materials must comply with the requirements of Regulation 14A, including Exchange Act Rule 14a-9, and confirm that either the Second Revised Consent Statement or the Schedule 14A filed in connection with our response to the preceding comment, as applicable, will include corrective disclosure clarifying any statements that may be deemed to be insupportable.

If the Consent Solicitation is Successful…, page 6

3.	We note your response to prior comment 5. Please supplement the disclosure to include the reasons for and assumptions supporting the Filing Persons’ belief that there would not be a material impact from the Company’s obligation to offer to repurchase the senior notes outstanding.

In response to your comment, the Filing Persons have revised the disclosure to include the reasons for and assumptions supporting their belief that there would not be a material impact from the Company's obligation to offer to repurchase the senior notes outstanding. Please see page 7 of the Second Revised Consent Statement.

Reasons for the Solicitation, page 11

4.	We note your response to prior comment 7. We do not believe you have provided an adequate factual foundation for the following statements which appear to impugn the character, integrity and/or personal reputation of the Company’s management and board of directors. Unless otherwise noted below, please either revise or provide additional support for the following statements.
•	"…SandRidge has often appeared to behave in a reckless…manner…" (page 11)

In response to your comment, the Filing Persons have revised the above statement. Please see page 11 of the Second Revised Consent Statement.

•	"[WCT Resources] actively competes with the Company in the acquisition/lease of mineral rights, and has repeatedly front-run the Company…" (page 12, emphasis added)

In response to your comment, the Filing Persons have revised the statement above. Please see page 13 of the Second Revised Consent Statement. The revised statement is supported by WCT Resources's acquisitions of land in the same locations as SandRidge. Since SandRidge has pursued the Mississippian play, SandRidge and WCT Resources have been acquiring mineral rights in many of the same counties throughout the region, including but not limited to Noble County, Pawnee County and Woods County in Oklahoma and Barber County, Sherman County and Wallace County in Kansas. For example, as set forth on Exhibit C, in Barber County, Kansas, WCT Resources purchased the mineral rights in the northeast and southeast quarters of section 12, township 30 south range 11 west in June 2011. In August 2011, SandRidge leased the neighboring plats in the north east quarter of the same section.

"…these fears are not misplaced, given Mr. Ward's history of siphoning value from the Company." (the December 24, 2012 letter)

In response to your comment, the Filing Persons will refrain from including the above statement or any similar statement in future soliciting materials.

Please either provide support for such statement, have the Filing Persons provide us a representation that they will refrain from including such statement in future soliciting materials or file appropriate corrective disclosure.

5.	We note your response to prior comment 8. We do not agree that you have provided an adequate factual foundation for the following statements. Please either revise or provide additional support for the following statements:
•	“…the Company has spent excessively on the acquisition of acreage and capital expenditures.” (Page 12)

In response to your comment, the Filing Persons have revised the above statement. Please see page 12 of the Second Revised Consent Statement.

•	“Sandridge stock…trades at extremely low valuation…” (page 6) and “As of November 2, 2012…the stock traded at the greatest discount to its estimated Net Asset Value of any energy company…” (page 11)

In response to your comment, the Filing Persons have revised the above statements. Please see pages 6 and 11 of the Second Revised Consent Statement.

Poor Corporate Governance and Self-Dealing, page 12

6.	We note the disclosure added in the last sentence of the first paragraph in this section in response to the request in our prior comment 8 that the Filing Persons either provide support or file appropriate corrective disclosure for the statement made in the December 24, 2012 letter that “…the company…issued an additional 37 million of shares to senior management.” The revised disclosure in the consent statement does not appear to disavow and correct the earlier statement. Please advise. In addition, it is unclear how the added sentence supports the premise of this section that the Company has poor corporate governance and engages in self-dealing. Please advise or revise.

In response to your comment, the Filing Persons have revised the above statement. Please see page 15 of the Second Revised Consent Statement. In addition, the Filing Persons have moved the revised disclosure to the section titled "Background of the Consent Solicitation" because the statement is better characterized as background information related to the consent solicitation, rather than support for the Company's poor corporate governance and self-dealing.

* * *

In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the Staff Comment Letter. The Filing Persons acknowledge that the Division of Enforcement has access to all information the Filing Persons provide to the staff of the Division of Corporation Finance in its review of the Filing Persons filings or in response to comments on filings. Please direct additional comments to me at (212) 756-2208, Marc Weingarten at (212) 756-2280 or Eleazer Klein at (212) 756-2374.

Very truly yours,

/s/ David Rosewater
David Rosewater

Each of the undersigned (each a "participant") hereby acknowledges that (i) the participant and/or filing person is responsible for the adequacy and accuracy of the disclosure in the filings on Schedule 14A; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the participant and/or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: January 14, 2013
TPG-AXON MANAGEMENT LP By: TPG-Axon GP, LLC, general partner By: /s/ Dinakar Singh Name: Dinakar Singh Title: Chief Executive Officer	TPG-AXON GP, LLC By: /s/ Dinakar Singh Name: Dinakar Singh Title: Chief Executive Officer

TPG-AXON PARTNERS GP, L.P. By: TPG-Axon GP, LLC, general partner By: /s/ Dinakar Singh Name: Dinakar Singh Title: Chief Executive Officer	TPG-AXON PARTNERS, LP By: TPG-Axon Partners GP, L.P., general partner By: TPG-Axon GP, LLC, general partner By: /s/ Dinakar Singh Name: Dinakar Singh Title: Chief Executive Officer

TPG-AXON INTERNATIONAL GP, LLC By: /s/ Dinakar Singh Name: Dinakar Singh Title: Chief Executive Officer	TPG-AXON INTERNATIONAL, L.P. By: TPG-Axon International GP, LLC, general partner By: /s/ Dinakar Singh Name: Dinakar Singh Title: Chief Executive Officer

DINAKAR SINGH LLC By: /s/ Dinakar Singh Name: Dinakar Singh Title: Managing Member	/s/ Dinakar Singh Dinakar Singh

/s/ Stephen C. Beasley Stephen C. Beasley	/s/ Edward W. Moneypenny Edward W. Moneypenny

/s/ Fredric G. Reynolds Fredric G. Reynolds	/s/ Peter H. Rothschild Peter H. Rothschild

/s/ Alan J. Weber Alan J. Weber	/s/ Dan A. Westbrook_ Dan A. Westbrook

EXHIBIT A

All data set forth in this Exhibit A is as of January 11, 2013.

Cost of Debt and Overhead

Analyst Ratings

 Source: Bloomberg

Credit Ratings

 Source: Bloomberg

EXHIBIT B

The following is supplemental support provided for new statements made in the section titled "REASONS FOR OUR SOLICITATION" in the Second Revised Consent Statement.

1.	The Company's Net Asset Value (as estimated by research analysts) and Book Value have also declined dramatically since the Company's IPO.

Source: JPMorgan

Source: SandRidge filings

2.	The Common Stock continues to trade at a meaningful discount to NAV, based on many analyst estimates.

Price / NAV
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
0%
MMR
PVA
PQ
WLL
GDP
CRZO
KWK
XCO
SWN
PDCE
PXP
EQT
CIE
EOG
NBL
COG
XEC
SM
RRC
HK
CHK
APC
CLR
LPI
WPX
CXO
BRY
PXD
SD
SFY
DVN
QEP
APA
DNR
NFX
UPL
AREX

Source: JPMorgan; January 11, 2013

Based on NYMEX futures, using $87.67 WTI oil and $4.40 Henry Hub gas

3.	SandRidge has issued equity and diluted stockholder ownership to a greater degree than any of its peers over the past five years since its IPO.

Source: Bloomberg

4.	The additional two members of senior management and members of the Board are also among the highest paid executives or directors, as applicable, in the Company's self-selected peer group.

Source: Bloomberg

5.	Compensation for Mr. Ward, other senior management and members of the Board has increased dramatically since the Company's IPO in 2007, even as the Company's stock price has fallen almost 80% over the same period.

See chart below.

6.	Even before considering indirect benefits and perquisites, compensation for senior management and the Board since the Company's IPO represents almost 25% of the Company's overhead spending during those five years.

Source: SandRidge filings

 EXHIBIT C

BARBER COUNTY, KANSAS, SECTION 12, Twp:30S R11W

SD	SD	WCT
SD	SD	WCT
	WCT	WCT
	WCT	WCT